UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2014

Commission File Number: 1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.300.29520-8

Publicly-Held Company

NOTICE TO THE MARKET

Oi S.A. (“Oi” or the “Company”), in accordance with the provisions of article 12 of CVM Instruction No. 358/02, discloses that it has received correspondence from Ontario Teachers’ Pension Plan Board, with the following information:

“Re: Purchase of Preferred Shares in excess of 5% - Acquisition of Relevant Equity

Dear Sir:

ONTARIO TEACHERS’ PENSION PLAN BOARD, a corporation without share capital, continued under the Teachers’ Pension Act (Ontario) (“OTPP”), for purposes of compliance with Section 12 of CVM Ruling 358/02, as amended from time to time, hereby informs OI S.A. (“OI”) that, recently, on May 6, 2014, due to the conversion of 267,651 Units into preferred and common shares all issued by OI, OTPP crossed the 5% threshold established by Section 12 of CVM Ruling 358/02. As a result, OTPP holds now in the aggregate 333,533,162 preferred shares, equivalent to more than 5% of OI’s total preferred shares outstanding of 5,723,166,916 (approximately 5.828%).

In addition to such fact, OTPP also informs that as of this date, it holds in the aggregate 86,451,273 common shares issued by the Company, representing approximately 3.021% of the common shares outstanding issued by the Company.

The interest of OTPP in OI is held for investment purposes and OTPP has no intention to change control or influence the management structure. As of this date, OTPP does not hold any debentures convertible into shares issued by OI. As of this date, OTPP is not a party to any shareholders agreement regulating the right to vote or purchase and sell securities issued by OI.

Yours faithfully,

ONTARIO TEACHERS’ PENSION PLAN BOARD

By: Melissa Kennedy

Title: General Counsel, Corporate Secretary and Senior Vice-President, Corporate Affairs”

Rio de Janeiro, May 9, 2014

Oi S.A.

Bayard De Paoli Gontijo

Chief Financial Officer and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 9, 2014

OI S.A.

By:	/s/ Bayard De Paoli Gontijo
Name:	Bayard De Paoli Gontijo
Title:	Chief Financial Officer